HBOS plc



1[st] August 2007

The Mound
Edinburgh
EH1 1YZ

Direct Line 0131 243 5457
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America



Your Ref: 82/5222

Exemption

SUPPL

Dear Sir

**HBOS plc filings pursuant to Rule 12g3-2(b)**

I enclose documents either sent to shareholders or made available to the public during the period **02 July 2007 to 31 July 2007.**

**Announcements made to the London Stock Exchange:-**

| | |
|---|---|
| 2007.07.02 | Rule 8.3 – ICI plc |
| 2007.07.02 | Publication of Final Terms |
| 2007.07.02 | Publication of Final Terms |
| 2007.07.02 | Publication of Final Terms |
| 2007.07.02 | Cancellation of Shares |
| 2007.07.03 | Rule 8.3 – ICI plc |
| 2007.07.03 | Rule 8.3 – Carpetright plc |
| 2007.07.04 | Hx House Price Index – June 07 |
| 2007.07.04 | Rule 8.3 – Civica plc |
| 2007.07.04 | Rule 8.3 – ICI plc |
| 2007.07.04 | Rule 8.3 – Reuters Group plc |
| 2007.07.04 | Rule 8.3 – EMI Group plc |
| 2007.07.05 | Rule 8.3 – Civica plc |
| 2007.07.05 | Rule 8.3 – ICI plc |
| 2007.07.05 | Rule 8.3 – Reuters Group plc |
| 2007.07.05 | Rule 8.3 – EMI Group plc |
| 2007.07.06 | Rule 8.3 – EMI Group plc |
| 2007.07.06 | Director/PDMR Shareholding |
| 2007.07.09 | Publication of Final Terms |
| 2007.07.09 | Rule 8.3 – Civica plc |
| 2007.07.11 | Rule 8.3 – Reuters Group plc |
| 2007.07.11 | Rule 8.3 – Bridgewell Group plc |
| 2007.07.12 | Rule 8.3 – EMI Group plc |
| 2007.07.12 | Rule 8.3 – Pipex Communications |
| 2007.07.13 | Rule 8.3 – Reuters Group plc |
| 2007.07.16 | Rule 8.3 – ICI plc |
| 2007.07.16 | Rule 8.3 – Reuters Group plc |



dw 8/16

| | |
|---|---|
| 2007.07.17 | Rule 8.1 – Quintain Est & Dev |
| 2007.07.17 | Rule 8.1 – Quintain Estates |
| 2007.07.19 | Rule 8.1 – Quintain Estates |
| 2007.07.19 | Rule 8.3 – EMI Group plc |
| 2007.07.23 | Rule 8.3 – Reuters Group plc |
| 2007.07.24 | Rule 8.3 – Civica plc |
| 2007.07.24 | Rule 8.3 – Friends Provident |
| 2007.07.24 | Publication of Final Terms |
| 2007.07.25 | Rule 8.3 – Friends Provident |
| 2007.07.25 | Rule 8.3 – Reuters Group plc |
| 2007.07.25 | Rule 8.3 – ICI plc |
| 2007.07.25 | Rule 8.3 – Resolution plc |
| 2007.07.26 | Rule 8.3 – ICI plc |
| 2007.07.26 | Rule 8.3 – Resolution plc |
| 2007.07.26 | Rule 8.3 – Friends Provident |
| 2007.07.27 | Rule 8.3 – Friends Provident |
| 2007.07.27 | Publication of Final Terms |
| 2007.07.27 | Rule 8.3 – Reuters Group plc |
| 2007.07.30 | Rule 8.3 – ICI plc |
| 2007.07.30 | Rule 8.3 – Reuters Group plc |
| 2007.07.30 | Rule 8.3 – Friends Provident |
| 2007.07.30 | Rule 8.3 – Resolution plc |
| 2007.07.31 | Total Voting Rights |
| 2007.07.31 | Rule 8.3 – Xansa plc |

**Documents lodged at Companies House:**

Forms 88(2)

| | |
|---|---|
| 1 Form 88(2)'s - Return of Allotment of | 2,000 shares registered on 14.06.2007 |
| 1 Form 88(2)'s - Return of Allotment of | 2,395 shares registered on 02.07.2007 |
| 1 Form 88(2)'s - Return of Allotment of | 2,400 shares registered on 04.07.2007 |
| 1 Form 88(2)'s - Return of Allotment of | 7,000 shares registered on 05.07.2007 |
| 1 Form 88(2)'s - Return of Allotment of | 6,501 shares registered on 06.07.2007 |
| 1 Form 88(2)'s - Return of Allotment of | 684 shares registered on 12.07.2007 |
| 1 Form 88(2)'s - Return of Allotment of | 4,106 shares registered on 13.07.2007 |

Forms 169

Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 20.04.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 23.04.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 24.04.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 04.05.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 08.05.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 11.05.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 14.05.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 15.05.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 16.05.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 17.05.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 18.05.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 21.05.07

Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 22.05.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 24.05.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 25.05.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 30.05.07
Form 169A(2) - Return by a PLC cancelling Treasury Shares dated 24.04.07

Forms 288c

Form 288c – Director's particulars changes

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

pp Kenny Melville
Assistant Company Secretary

# Regulatory Announcement

Go to market news section

RECEIVED

Free annual report

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8.3- ICI plc |
| **Released** | 14:32 02-Jul-07 |
| **Number** | 4594Z |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
## (Rule 8.3 of the Takeover Code)

### 1. KEY INFORMATION

| | |
|---|---|
| **Name of person dealing (Note 1)** | HBOS plc and its subsidiaries |
| **Company dealt in** | Imperial Chemical Industries plc |
| **Class of relevant security to which the dealings being disclosed relate (Note 2)** | Ordinary £1 |
| **Date of dealing** | 29 June 2007 |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 18,972,938 | (1.587%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 18,972,938 | (1.587%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c) Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Transfer In | 229 | N/A |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.............................................................................
N/A
.............................................................................

Is a Supplemental Form 8 attached? (Note 9) NO

| | |
|---|---|
| **Date of disclosure** | 2 July 2007 |
| **Contact name** | Kenny Melville |
| **Telephone number** | 0131 243 8671 |
| **If a connected EFM, name of offeree/offeror with which connected** | |
| **If a connected EFM, state nature of connection (Note 10)** | |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | HBOS Treasury Services PLC |
| **TIDM** | 64HJ |
| **Headline** | Publication of Final Terms |
| **Released** | 15:13 02-Jul-07 |
| **Number** | 4646Z |

## Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 1st May 2007 ("the Programme"), was published on 4th May 2007 (Regulatory Announcement number 1416W).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

*GBP 125,000,000 6.0775 per cent. Fixed Rate Notes due December 2008, ISIN No. XS0308500098*

http://www.rns-pdf.londonstockexchange.com/rns/4646z_-2007-7-2.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

**DISCLAIMER – INTENDED ADDRESSEES**

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The instruments to which the Prospectus

and Final Terms relates have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

Close

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | HBOS Treasury Services PLC |
| **TIDM** | 64HJ |
| **Headline** | Publication of Final Terms |
| **Released** | 15:15 02-Jul-07 |
| **Number** | 4638Z |

### Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 1st May 2007 ("the Programme"), was published on 4th May 2007 (Regulatory Announcement number 1416W).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

*EUR 23,000,000 Floating Rate Notes due June 2014, ISIN No. XS0308458974*
*http://www.rns-pdf.londonstockexchange.com/rns/4638z_-2007-7-2.pdf*

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

### DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The instruments to which the Prospectus and Final Terms relates have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid

exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

Close

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | HBOS Treasury Services PLC |
| **TIDM** | 64HJ |
| **Headline** | Publication of Final Terms |
| **Released** | 15:17 02-Jul-07 |
| **Number** | 4657Z |

## Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 1st May 2007 ("the Programme"), was published on 4th May 2007 (Regulatory Announcement number 1416W).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

*EUR 20,000,000 4.6825 per cent. Fixed Rate Notes due 2 July 2009, ISIN No. XS0308235240*

http://www.rns-pdf.londonstockexchange.com/rns/4657z_-2007-7-2.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

## DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The instruments to which the Prospectus and Final Terms relates have not been and will not be registered under the United States

Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

Close

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Cancellation of Shares |
| **Released** | 15:30 02-Jul-07 |
| **Number** | 4683Z |

### Cancellation of Ordinary Shares held in Treasury

HBOS plc announces that on 2 July 2007, 10,000,000 of its ordinary shares held in Treasury have been cancelled.

Following the cancellation, HBOS plc holds 502,000 of its ordinary shares in Treasury and has a total of 3,734,656,920 ordinary shares (excluding shares held in Treasury) in issue.

This brings the total number of ordinary shares cancelled in the current buyback programme to 250,000,000.

END

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## Regulatory Announcement

Go to market news section

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- ICI plc |
| Released | 14:26 03-Jul-07 |
| Number | 5709Z |

**FORM 8.3**

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

**(Rule 8.3 of the Takeover Code)**

## 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Imperial Chemical Industries plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary £1 |
| Date of dealing | 2 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 18,972,914 | (1.587%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 18,972,914 | (1.587%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c) Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

(a) **Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Disposal | 26 | £6.170 |

(b) **Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) **Exercising**

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) **Other dealings (including new securities)** (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

**Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.**

..........................................................................
N/A
..........................................................................

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

| | |
|---|---|
| **Date of disclosure** | 3 July 2007 |
| **Contact name** | Kenny Melville |
| **Telephone number** | 0131 243 8671 |
| **If a connected EFM, name of offeree/offeror with which connected** | |
| **If a connected EFM, state nature of connection (Note 10)** | |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- Carpetright plc |
| Released | 14:31 03-Jul-07 |
| Number | 5715Z |

FORM 8.3

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
## (Rule 8.3 of the Takeover Code)

## 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Carpetright plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 1p |
| Date of dealing | 2 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

### (a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 1,631,696 | (2.401%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 1,631,696 | (2.401%) | | |

### (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

### (c) Rights to subscribe (Note 3)

Class of relevant security: Details

## 3. DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Disposal | 8 | £11.052 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c) Options transactions in respect of existing securities
## (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

........................................................................
N/A
........................................................................

**Is a Supplemental Form 8 attached?** (Note 9) NO

| | |
|---|---|
| Date of disclosure | 3 July 2007 |
| Contact name | Kenny Melville |
| Telephone number | 0131 243 8671 |

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

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## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Hx House Price Index- June 07 |
| **Released** | 08:00 04-Jul-07 |
| **Number** | 5534Z |

# Halifax House Price Index

**National Index** **June 2006**

### All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) 639.1 Monthly Change 0.4% Annual Change 10.7%

Standardised Average Price (seasonally adjusted) £197,461

### Key Points

- House prices increased by 0.4%, the second successive monthly rise of less than 0.5%.
- Overall, house prices increased by 2.0% in 2007 Quarter 2, less than the 3.0% incre 2007 Quarter 1 and well below the 4.2% rise in 2006 Quarter 4.
- Northern Ireland is now the most expensive part of the UK outside London and the East. In early 2005, Scotland was the only part of the UK with lower average house than Northern Ireland.
- House prices increased in most regions during 2007 Q2. The biggest price rises w Northern Ireland (8.5%) and Greater London (4.9%). There were house price falls South West (-0.4%), West Midlands (-1.1%) and Wales (-2.8%). These modest de however, should be seen in the context of the substantial price rises recorded in all areas over the past five years: South West (63%), West Midlands (81%) and Wales (116
- The average price in the North passed £150,000 for the first time in 2007 Q2, re £155,188. Scotland (£140,262) and Yorkshire & the Humber (£149,051) are the only p the UK where the average price remains below £150,000.
- The increases in mortgage rates since last summer and recent negative real income g are expected to cause annual house price inflation to slow over the coming months.
- Solid economic fundamentals – underlined by economic growth above the long-term av pace and increasing employment during the past year - and an ongoing shortage of h supply will continue to support house prices. GDP is confirmed to have grown at abc long-term average pace in the first quarter of 2007 with a quarterly 0.7% increase. Tl economy is expected to have achieved its 60th consecutive quarter of rising activity in Q2, extending the longest unbroken stretch on record.

**Commenting, Martin Ellis, Chief Economist, said:**

"House prices increased by 0.4% in June, marking the second successive monthly rise of less than 0.5%. Overall, prices increased by 2.0% in 2007 Quarter 2, less than the 3.0% increase in 2007 Quarter 1 and well below the 4.2% rise in 2006 Quarter 4. These figures indicate that house price inflation is slowing.

The increases in mortgage rates and the persistence of negative real earnings growth in the early months of 2007 are expected to cause annual house price inflation to slow further over the coming months. Solid economic fundamentals and a shortage of housing supply will, nonetheless, continue to support house prices."

**Northern Ireland records the strongest house price rise in 2007 Q2 ......**
House prices increased in most regions during 2007 Q2. The biggest price rises were in Northern Ireland (8.5%), Greater London (4.9%), the North (4.3%) and the South East (4.2%). There were house price falls in the South West (-0.4%), West Midlands (-1.1%) and Wales (-2.8%). These modest declines, however, should be seen in the context of the substantial price rises recorded in all three areas over the past five years: South West (63%), West Midlands (81%) and Wales (116%).

Prices in Northern Ireland continue to be driven up sharply by a combination of a strong local economy, high levels of immigration and high demand for properties from second homebuyers and buy-to-let investors in the Republic of Ireland.

**Northern Ireland has also seen the biggest price increase over the past year ......**
Northern Ireland has also recorded the biggest price rise in the UK over the past year with an increase of 46.7%, taking the average price to £228,790 in 2007 Q2. Prices increased most slowly in the West Midlands (5.5%) and East Midlands (6.6%) between 2006 Q2 and 2007 Q2.

**Northern Ireland is now the most expensive part of the UK outside London and the South East**
The dramatic increase in house prices over the past few years means that only London and the South East now have higher average house prices than Northern Ireland. In early 2005, Scotland was the only part of the UK with lower average house prices than Northern Ireland.

**London has recorded the biggest price rises in Britain over the past year.....**
Greater London (18.4%) has recorded the biggest increase in prices in Britain during the last year, largely reflecting the strength of the capital's economy.

**Average price in North goes above £150,000 ......**
The average price in the North passed £150,000 for the first time in 2007 Q2, reaching £155,188. Scotland (£140,262) and Yorkshire & the Humber (£149,051) are the only parts of the UK where the average price remains below £150,000.

**North/south divide in England widens......**
The north/south divide in England has re-emerged over the past year. Greater London (18.4%), the South East (14.0%), East Anglia (10.9%) and South West (10.0%) have all recorded double digit house price growth since 2006 Q2. All the other English regions have seen single digit growth over the period. As a result, the difference between the average price in northern England[1] and that in the south[1] has widened from £81,681 in 2006 Q2 to £103,451 in 2007 Q2.

**Housing market activity continues to ease......**
Mortgage approvals to fund house purchase in the three months to May were 4% lower than in the preceding three months, continuing the downward trend experienced since last autumn. (Source: Bank of England)

*[1] South defined as London, the South East, the South West and East Anglia. The north of England defined as the rest of England i.e. North, North West, Yorkshire & the Humber, West Midlands & East Midlands.*

**Higher rates and negative real income growth to cause house price inflation to slow......**
The increase in mortgages interest rates – both for fixed and variable products – is curbing demand and will continue to act as a constraint over the coming months.

Negative real income growth is also expected to weigh down on housing demand. Real household disposable income – a measure of income after direct taxation and adjusted for inflation – fell for the second successive quarter in 2007 Q1 (-0.3% in 2007 Q1 and -0.1% in 2006 Q4). This is the first time that real income has declined in consecutive quarters since 1999. (Source: ONS).

**Sound economic fundamentals......**
A healthy economy and strong labour market continue to underpin housing demand. Gross domestic product (GDP) is confirmed to have grown at above its long-term average pace in the first quarter of 2007 with a quarterly 0.7% increase. The UK economy is expected to have achieved its 60th consecutive quarter of rising activity in 2007 Q2, extending the longest unbroken stretch on record. The number of people in employment has increased by 87,000 over the past year, taking the total to 29.01 million. (Source: ONS)

**...and supply shortages to support house prices**
A shortage of both new housebuilding and secondhand properties for sale continues to support house prices. The stock of unsold property on estate agents' books has fallen this year and remains well below its long-term historical average. (Source: RICS)

NOTE: The 10.7% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

*The Halifax House Price Index is prepared from information that we believe is collated with care, but we do not make any statement as to its accuracy or completeness. We reserve the right to vary our methodology and to edit or discontinue the indices at any time for regulatory or other reasons. Persons seeking to place reliance on the indices for their own or third party commercial purposes do so at their own risk.*

END

Close

# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- Civica plc |
| Released | 14:33 04-Jul-07 |
| Number | 6634Z |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

**(Rule 8.3 of the Takeover Code)**

## 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Civica plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 5p |
| Date of dealing | 3 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 4,061,902 | (6.457%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 4,061,902 | (6.457%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c) Rights to subscribe** (Note 3)

Class of relevant security: Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 48,195 | £2.722 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

**Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.**

.............................................................................
N/A
.............................................................................

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

| | |
|---|---|
| **Date of disclosure** | 4 July 2007 |
| **Contact name** | Kenny Melville |
| **Telephone number** | 0131 243 8671 |
| **If a connected EFM, name of offeree/offeror with which connected** | |
| **If a connected EFM, state nature of connection (Note 10)** | |

***Notes***

***The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk***

END

Close

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- ICI plc |
| Released | 14:35 04-Jul-07 |
| Number | 6638Z |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
**(Rule 8.3 of the Takeover Code)**

### 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Imperial Chemical Industries plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary £1 |
| Date of dealing | 3 July 2007 |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 18,969,426 | (1.587%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 18,969,426 | (1.587%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c) Rights to subscribe** (Note 3)

Class of relevant security: Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Disposal | 3,488 | £6.190 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

**Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.**

..........................................................................

N/A

..........................................................................

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

| | |
|---|---|
| **Date of disclosure** | 4 July 2007 |
| **Contact name** | Kenny Melville |
| **Telephone number** | 0131 243 8671 |
| **If a connected EFM, name of offeree/offeror with which connected** | |
| **If a connected EFM, state nature of connection (Note 10)** | |

***Notes***

***The Notes on Form 8.3 can be viewed on the Takeover Panel's website at [www.thetakeoverpanel.org.uk](www.thetakeoverpanel.org.uk)***

END

Close

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8.3- Reuters Group plc |
| **Released** | 14:37 04-Jul-07 |
| **Number** | 6642Z |

**FORM 8.3**

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

**(Rule 8.3 of the Takeover Code)**

## 1. KEY INFORMATION

| | |
|---|---|
| **Name of person dealing (Note 1)** | HBOS plc and its subsidiaries |
| **Company dealt in** | Reuters Group plc |
| **Class of relevant security to which the dealings being disclosed relate (Note 2)** | Ordinary 25p |
| **Date of dealing** | 3 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

### (a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | **Number** | **(%)** | **Number** | **(%)** |
| **(1) Relevant securities** | 26,194,970 | (2.076%) | | |
| **(2) Derivatives (other than options)** | | | | |
| **(3) Options and agreements to purchase/sell** | | | | |
| **Total** | 26,194,970 | (2.076%) | | |

### (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| **Class of relevant security:** | Long | | Short | |
|---|---|---|---|---|
| | **Number** | **(%)** | **Number** | **(%)** |
| **(1) Relevant securities** | | | | |
| **(2) Derivatives (other than options)** | | | | |

(3) Options and agreements to purchase/sell

Total

## (c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Disposal | 5,289 | £6.180 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c) Options transactions in respect of existing securities

## (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

**Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.**

.........................................................................

N/A

.........................................................................

### Is a Supplemental Form 8 attached? (Note 9) NO

| | |
|---|---|
| **Date of disclosure** | 4 July 2007 |
| **Contact name** | Kenny Melville |
| **Telephone number** | 0131 243 8671 |
| **If a connected EFM, name of offeree/offeror with which connected** | |
| **If a connected EFM, state nature of connection (Note 10)** | |

***Notes***

***The Notes on Form 8.3 can be viewed on the Takeover Panel's website at***

*www.thetakeoverpanel.org.uk*

END

Close

# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- EMI Group plc |
| Released | 14:43 04-Jul-07 |
| Number | 6646Z |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
## (Rule 8.3 of the Takeover Code)

## 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | EMI Group plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 14p |
| Date of dealing | 3 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

### (a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 27,946,034 | (3.446%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 27,946,034 | (3.446%) | | |

### (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

### (c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Disposal | 2,130 | £2.690 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

**Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.**

............................................................................
N/A
............................................................................

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

| | |
|---|---|
| Date of disclosure | 4 July 2007 |
| Contact name | Kenny Melville |

| | |
|---|---|
| **Telephone number** | 0131 243 8671 |
| **If a connected EFM, name of offeree/offeror with which connected** | |
| **If a connected EFM, state nature of connection (Note 10)** | |

*Notes*

***The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk***

END

Close

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8.3- Civica plc |
| **Released** | 12:04 05-Jul-07 |
| **Number** | 7308Z |

**FORM 8.3**

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

**(Rule 8.3 of the Takeover Code)**

## 1. KEY INFORMATION

| | |
|---|---|
| **Name of person dealing (Note 1)** | HBOS plc and its subsidiaries |
| **Company dealt in** | Civica plc |
| **Class of relevant security to which the dealings being disclosed relate (Note 2)** | Ordinary 5p |
| **Date of dealing** | 4 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

### (a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 4,010,795 | (6.376%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 4,010,795 | (6.376%) | | |

### (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

### (c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 51,107 | £2.710 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

**Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.**

..........................................................................
N/A
..........................................................................

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

| | |
|---|---|
| **Date of disclosure** | 5 July 2007 |
| **Contact name** | Kenny Melville |
| **Telephone number** | 0131 243 8671 |
| **If a connected EFM, name of offeree/offeror with which connected** | |
| **If a connected EFM, state nature of connection (Note 10)** | |

***Notes***

***The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk***

END

Close

## Regulatory Announcement





| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- ICI plc |
| Released | 12:07 05-Jul-07 |
| Number | 7316Z |

**FORM 8.3**

**DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE**
**(Rule 8.3 of the Takeover Code)**

## 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Imperial Chemical Industries plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary £1 |
| Date of dealing | 4 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 18,952,203 | (1.586%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 18,952,203 | (1.586%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c) Rights to subscribe** (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Disposal | 17,223 | £6.245 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c) Options transactions in respect of existing securities

## (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

# 4. OTHER INFORMATION

## Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..........................................................................

N/A

..........................................................................

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

| | |
|---|---|
| **Date of disclosure** | 5 July 2007 |
| **Contact name** | Kenny Melville |
| **Telephone number** | 0131 243 8671 |
| **If a connected EFM, name of offeree/offeror with which connected** | |
| **If a connected EFM, state nature of connection (Note 10)** | |

***Notes***

***The Notes on Form 8.3 can be viewed on the Takeover Panel's website at [www.thetakeoverpanel.org.uk](http://www.thetakeoverpanel.org.uk)***

END

Close

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8.3- Reuters Group plc |
| **Released** | 12:10 05-Jul-07 |
| **Number** | 7317Z |

**FORM 8.3**

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
**(Rule 8.3 of the Takeover Code)**

## 1. KEY INFORMATION

| | |
|---|---|
| **Name of person dealing (Note 1)** | HBOS plc and its subsidiaries |
| **Company dealt in** | Reuters Group plc |
| **Class of relevant security to which the dealings being disclosed relate (Note 2)** | Ordinary 25p |
| **Date of dealing** | 4 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

### (a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 26,164,429 | (2.074%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 26,164,429 | (2.074%) | | |

### (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

### (c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Disposal | 30,541 | £6.190 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

**Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.**

........................................................................
N/A
........................................................................

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

| | |
|---|---|
| **Date of disclosure** | 5 July 2007 |
| **Contact name** | Kenny Melville |
| **Telephone number** | 0131 243 8671 |
| **If a connected EFM, name of offeree/offeror with which connected** | |
| **If a connected EFM, state nature of connection (Note 10)** | |

***Notes***

***The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk***

END

Close

# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8.3- EMI Group plc |
| **Released** | 12:12 05-Jul-07 |
| **Number** | 7318Z |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
## (Rule 8.3 of the Takeover Code)

## 1. KEY INFORMATION

| | |
|---|---|
| **Name of person dealing (Note 1)** | HBOS plc and its subsidiaries |
| **Company dealt in** | EMI Group plc |
| **Class of relevant security to which the dealings being disclosed relate (Note 2)** | Ordinary 14p |
| **Date of dealing** | 4 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

### (a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 27,928,672 | (3.444%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 27,928,672 | (3.444%) | | |

### (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

### (c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Disposal | 17,362 | £2.685 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...........................................................................
N/A
...........................................................................

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

| | |
|---|---|
| Date of disclosure | 5 July 2007 |
| Contact name | Kenny Melville |

| | |
|---|---|
| **Telephone number** | 0131 243 8671 |
| **If a connected EFM, name of offeree/offeror with which connected** | |
| **If a connected EFM, state nature of connection (Note 10)** | |

***Notes***

***The Notes on Form 8.3 can be viewed on the Takeover Panel's website at <u>www.thetakeoverpanel.org.uk</u>***

END

Close

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8.3- EMI Group plc |
| **Released** | 13:27 06-Jul-07 |
| **Number** | 8194Z |

**FORM 8.3**

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
## (Rule 8.3 of the Takeover Code)

## 1. KEY INFORMATION

| | |
|---|---|
| **Name of person dealing (Note 1)** | HBOS plc and its subsidiaries |
| **Company dealt in** | EMI Group plc |
| **Class of relevant security to which the dealings being disclosed relate (Note 2)** | Ordinary 14p |
| **Date of dealing** | 5 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

### (a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | **Long** | | **Short** | |
|---|---|---|---|---|
| | **Number** | **(%)** | **Number** | **(%)** |
| **(1) Relevant securities** | 27,730,059 | (3.419%) | | |
| **(2) Derivatives (other than options)** | | | | |
| **(3) Options and agreements to purchase/sell** | | | | |
| **Total** | 27,730,059 | (3.419%) | | |

### (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| **Class of relevant security:** | **Long** | | **Short** | |
|---|---|---|---|---|
| | **Number** | **(%)** | **Number** | **(%)** |
| **(1) Relevant securities** | | | | |
| **(2) Derivatives (other than options)** | | | | |
| **(3) Options and agreements to purchase/sell** | | | | |
| **Total** | | | | |

### (c) Rights to subscribe (Note 3)

| **Class of relevant security:** | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 198,613 | £2.683 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..........................................................................
N/A
..........................................................................

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

D

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 16:09 06-Jul-07 |
| **Number** | 8382Z |

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

*(ii)*..................................

3. Name of *person discharging managerial responsibilities/director*

Richard Cousins

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Person referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Perry Nominees Limited

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

3,500

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£9.758

14. Date and place of transaction

27 June 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

5,644

16. Date issuer informed of transaction

5 July 2007

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17. Date of grant

..................................

18. Period during which or date on which it can be exercised

..................................

19. Total amount paid (if any) for grant of the option

..................................

20. Description of *shares* or debentures involved (*class* and number)

..................................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

..................................

22. Total number of *shares* or debentures over which options held following notification

..................................

23. Any additional information

..................................

24. Name of contact and telephone number for queries

0131 243 8671

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

Kènny Melville, Assistant Company Secretary

**Date of notification**

6 July 2007

END
END

Close

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | HBOS Treasury Services PLC |
| **TIDM** | 64HJ |
| **Headline** | Publication of Final Terms |
| **Released** | 10:22 09-Jul-07 |
| **Number** | 8771Z |

## Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 1st May 2007 ("the Programme"), was published on 4th May 2007 (Regulatory Announcement number 1416W).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

*USD 30,000,000 Floating Rate Notes due July 2012, ISIN No. XS0309131919*

http://www.rns-pdf.londonstockexchange.com/rns/8771z_-2007-7-9.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

## DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The instruments to which the Prospectus and Final Terms relates have not been and will not be registered under the United States

Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

Close

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- Civica plc |
| Released | 12:09 09-Jul-07 |
| Number | 8952Z |

**FORM 8.3**

**DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE**
**(Rule 8.3 of the Takeover Code)**

## 1. KEY INFORMATION

| | |
|---|---|
| **Name of person dealing (Note 1)** | HBOS plc and its subsidiaries |
| **Company dealt in** | Civica plc |
| **Class of relevant security to which the dealings being disclosed relate (Note 2)** | Ordinary 5p |
| **Date of dealing** | 6 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 3,954,295 | (6.286%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 3,954,295 | (6.286%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c) Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 56,500 | £2.721 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..........................................................................
N/A
..........................................................................

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

| | |
|---|---|
| **Date of disclosure** | 9 July 2007 |
| **Contact name** | Kenny Melville |
| **Telephone number** | 0131 243 8671 |
| **If a connected EFM, name of offeree/offeror with which connected** | |
| **If a connected EFM, state nature of connection (Note 10)** | |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3 - Reuters Group plc |
| Released | 11:27 11-Jul-07 |
| Number | 0560A |

FORM 8.3

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

## 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Reuters Group plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 25p |
| Date of dealing | 10 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 26,163,830 | (2.073%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 26,163,830 | (2.073%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c) Rights to subscribe** (Note 3)

Class of relevant security: Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 600 | £6.320 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

**Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.**

..............................................................................
N/A
..............................................................................

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

| | |
|---|---|
| **Date of disclosure** | 11 July 2007 |
| **Contact name** | Kenny Melville |
| **Telephone number** | 0131 243 8671 |
| **If a connected EFM, name of offeree/offeror with which connected** | |
| **If a connected EFM, state nature of connection (Note 10)** | |

***Notes***

***The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk***

END

Close

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8.3-Bridgewell Group plc |
| **Released** | 11:31 11-Jul-07 |
| **Number** | 0565A |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
## (Rule 8.3 of the Takeover Code)

## 1. KEY INFORMATION

| | |
|---|---|
| **Name of person dealing (Note 1)** | HBOS plc and its subsidiaries |
| **Company dealt in** | Bridgewell Group plc |
| **Class of relevant security to which the dealings being disclosed relate (Note 2)** | Ordinary 0.00001p |
| **Date of dealing** | 10 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

### (a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| **(1) Relevant securities** | 0 | (0.00%) | | |
| **(2) Derivatives (other than options)** | | | | |
| **(3) Options and agreements to purchase/sell** | | | | |
| **Total** | 0* | (0.00%) | | |

***Prior to the below sale, holding was 714,285 (1.733%)**

### (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| **Class of relevant security:** | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| **(1) Relevant securities** | | | | |
| **(2) Derivatives (other than options)** | | | | |
| **(3) Options and agreements to purchase/sell** | | | | |
| **Total** | | | | |

### (c) Rights to subscribe (Note 3)

| **Class of relevant security:** | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 714,285 | £1.170 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | *Long/short* (Note 6) | Number of securities (Note 7) | Price per unit (*Note 5*) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

**Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.**

..............................................................................
N/A
..............................................................................

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

| | |
|---|---|
| **Date of disclosure** | 11 July 2007 |
| **Contact name** | Kenny Melville |
| **Telephone number** | 0131 243 8671 |
| **If a connected EFM, name of offeree/offeror with which connected** | |
| **If a connected EFM, state nature of connection (Note 10)** | |

***Notes***

***The Notes on Form 8.3 can be viewed on the Takeover Panel's website at [www.thetakeoverpanel.org.uk](http://www.thetakeoverpanel.org.uk)***

END

Close

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8.3- EMI Group plc |
| **Released** | 11:37 12-Jul-07 |
| **Number** | 1379A |

**FORM 8.3**

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
## (Rule 8.3 of the Takeover Code)

## 1. KEY INFORMATION

| | |
|---|---|
| **Name of person dealing (Note 1)** | HBOS plc and its subsidiaries |
| **Company dealt in** | EMI Group plc |
| **Class of relevant security to which the dealings being disclosed relate (Note 2)** | Ordinary 14p |
| **Date of dealing** | 11 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | **Number** | **(%)** | **Number** | **(%)** |
| **(1) Relevant securities** | 27,564,479 | (3.399%) | | |
| **(2) Derivatives (other than options)** | | | | |
| **(3) Options and agreements to purchase/sell** | | | | |
| **Total** | 27,564,479 | (3.399%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| **Class of relevant security:** | Long | | Short | |
|---|---|---|---|---|
| | **Number** | **(%)** | **Number** | **(%)** |
| **(1) Relevant securities** | | | | |
| **(2) Derivatives (other than options)** | | | | |
| **(3) Options and agreements to purchase/sell** | | | | |
| **Total** | | | | |

**(c) Rights to subscribe** (Note 3)

| **Class of relevant security:** | Details |
|---|---|
| | |

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 165,580 | £2.695 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..........................................................................

N/A

..........................................................................

**Is a Supplemental Form 8 attached?** (Note 9) NO

| | |
|---|---|
| Date of disclosure | 12 July 2007 |
| Contact name | Kenny Melville |

| | |
|---|---|
| Telephone number | 0131 243 8671 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3-Pipex Communications |
| Released | 11:42 12-Jul-07 |
| Number | 1388A |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
## (Rule 8.3 of the Takeover Code)

### 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Pipex Communications plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 1p |
| Date of dealing | 11 July 2007 |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 68,011,307 | (2.834%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 68,011,307 | (2.834%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c) Rights to subscribe** (Note 3)

Class of relevant security: Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 4,660,740 | £0.131 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...........................................................................

N/A

...........................................................................

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

| | |
|---|---|
| Date of disclosure | 12 July 2007 |
| Contact name | Kenny Melville |

| | |
|---|---|
| Telephone number | 0131 243 8671 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

# Regulatory Announcement

Go to market news section



Free annual report

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- Reuters Group plc |
| Released | 16:15 13-Jul-07 |
| Number | 2509A |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
## (Rule 8.3 of the Takeover Code)

### 1. KEY INFORMATION

| | |
|---|---|
| **Name of person dealing (Note 1)** | HBOS plc and its subsidiaries |
| **Company dealt in** | Reuters Group plc |
| **Class of relevant security to which the dealings being disclosed relate (Note 2)** | Ordinary 25p |
| **Date of dealing** | 12 July 2007 |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 26,163,650 | (2.073%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 26,163,650 | (2.073%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c) Rights to subscribe** (Note 3)

**Class of relevant security:** Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 180 | £6.335 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...........................................................................
N/A
...........................................................................

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

| | |
|---|---|
| **Date of disclosure** | 13 July 2007 |
| **Contact name** | Kenny Melville |
| **Telephone number** | 0131 243 8671 |
| **If a connected EFM, name of offeree/offeror with which connected** | |
| **If a connected EFM, state nature of connection (Note 10)** | |

***Notes***

***The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk***

END

Close

## Regulatory Announcement

Go to market news section

RECEIVED

Free annual report

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- ICI plc |
| Released | 15:40 16-Jul-07 |
| Number | 3225A |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

**(Rule 8.3 of the Takeover Code)**

## 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Imperial Chemical Industries plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary £1 |
| Date of dealing | 13 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

### (a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 18,945,583 | (1.585%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 18,945,583 | (1.585%) | | |

### (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and agreements to purchase/sell

Total

## (c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 8,322 | £6.200 |
| Purchase | 1,700 | £6.200 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c) Options transactions in respect of existing securities

## (i) Writing, selling, purchasing or varying

| Product | Writing, | Number of | Exercise | Type, e.g. | Expiry | Option |
|---|---|---|---|---|---|---|

| | | | | |
|---|---|---|---|---|
| name,e.g. call option | selling, purchasing, varying etc. | securities to which the option relates (Note 7) | price American, European etc. | date money paid/received per unit (Note 5) |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

**(d) Other dealings (including new securities)** (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..........................................................................

N/A

..........................................................................

**Is a Supplemental Form 8 attached?** (Note 9) NO

| | |
|---|---|
| Date of disclosure | 16 July 2007 |
| Contact name | Kenny Melville |
| Telephone number | 0131 243 8671 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at [www.thetakeoverpanel.org.uk](http://www.thetakeoverpanel.org.uk)*

END

Close

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8.3- Reuters Group plc |
| **Released** | 15:43 16-Jul-07 |
| **Number** | 3231A |

**FORM 8.3**

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

**(Rule 8.3 of the Takeover Code)**

## 1. KEY INFORMATION

| | |
|---|---|
| **Name of person dealing (Note 1)** | HBOS plc and its subsidiaries |
| **Company dealt in** | Reuters Group plc |
| **Class of relevant security to which the dealings being disclosed relate (Note 2)** | Ordinary 25p |
| **Date of dealing** | 13 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

### (a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 26,147,494 | (2.072%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 26,147,494 | (2.072%) | | |

### (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and agreements to purchase/sell

Total

**(c) Rights to subscribe** (Note 3)

**Class of relevant security:** Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 20,106 | £6.430 |
| Purchase | 3,950 | £6.430 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name,e.g. call | Writing, selling, purchasing, | Number of securities to which the | Exercise price | Type, e.g. American, European | Expiry date | Option money paid/received |
|---|---|---|---|---|---|---|

| option | varying etc. option relates (Note 7) | etc. | per unit (Note 5) |
|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

**Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.**

........................................................................

N/A

........................................................................

### Is a Supplemental Form 8 attached? (Note 9) NO

| | |
|---|---|
| Date of disclosure | 16 July 2007 |
| Contact name | Kenny Melville |
| Telephone number | 0131 243 8671 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

***Notes***

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at [www.thetakeoverpanel.org.uk](http://www.thetakeoverpanel.org.uk)*

END

Close

Free annual report

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.1- Quintain Est & Dev |
| Released | 11:50 17-Jul-07 |
| Number | 3716A |

# FORM 8.1
# DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
## (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

## 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Quintain Estates & Developments plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ord 25p |
| Date of dealing | 16 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short |
|---|---|---|---|
| | Number | (%) | Number |
| (1) Relevant securities | 2,514,916 (0.194%) | | |
| (2) Derivatives (other than options) | | | |
| (3) Options and agreements to purchase/sell | 15,415,027 (11.898%) | | |
| Total | 17,929,943 (13.839%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short |
|---|---|---|---|
| | Number | (%) | Number |
| (1) Relevant securities | | | |
| (2) Derivatives (other than options) | | | |
| (3) Options and agreements to purchase/sell | | | |

| Total | | |
|---|---|---|

## (c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

## 3. DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 404,554 | £8.8275 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note |
|---|---|---|---|
| | | | |

## (c) Options transactions in respect of existing securities

## (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | |
|---|---|---|---|---|---|---|

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.1- Quintain Estates |
| Released | 14:25 17-Jul-07 |
| Number | 3895A |

FORM 8.1

# AMENDED DISCLOSURE

## DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

## 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Quintain Estates & Developments plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ord 25p |
| Date of dealing | 16 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short |
|---|---|---|---|
| | Number | (%) | Number |
| (1) Relevant securities | 2,514,916 (1.94%) | | |
| (2) Derivatives (other than options) | | | |
| (3) Options and agreements to purchase/sell | 15,415,027 (11.898%) | | |
| Total | 17,929,943 (13.839%) | | |

**(a) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short |
|---|---|---|---|
| | Number | (%) | Number |
| (a) Relevant securities | | | |

| | | |
|---|---|---|
| (2) Derivatives (other than options) | | |
| (3) Options and agreements to purchase/sell | | |
| Total | | |

(a) ©Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 125,416 | £8.85 |
| Purchase | 279,138 | £8.8175 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note |
|---|---|---|---|
| | | | |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Optic paid/ unit ( |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note |
|---|---|---|
| | | |

Free annual report

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.1- Quintain Estates |
| Released | 11:58 19-Jul-07 |
| Number | 5293A |

# FORM 8.1

## DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES

## FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS

**(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)**

## 1. KEY INFORMATION

| | |
|---|---|
| **Name of person dealing** (Note 1) | HBOS plc and its subsidiaries |
| **Company dealt in** | Quintain Estates & Developments plc |
| **Class of relevant security to which the dealings being disclosed relate** (Note 2) | Ord 25p |
| **Date of dealing** | 18 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | **Long** | **Short** |
|---|---|---|
| | **Number (%)** | **Number (%)** |
| **(1) Relevant securities** | 18,329,943 (14.148%) | |
| **(2) Derivatives (other than options)** | | |
| **(3) Options and agreements to purchase/sell** | | |
| **Total** | 18,329,943 (14.148%) | |

a. **Interests and short positions in relevant securities of the company, other than the class**

**dealt in** (Note 3)

| Class of relevant security: | Long | Short |
|---|---|---|
| | Number (%) | Number (%) |
| a. Relevant securities | | |
| (2) Derivatives (other than options) | | |
| (3) Options and agreements to purchase/sell | | |
| Total | | |

a. **©Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

## 3. DEALINGS (Note 4)

a. **Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 400,000 | £9.015 |

**(b) Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5 |
|---|---|---|---|
| | | | |

**(c) Options transactions in respect of existing securities**

**(i) Writing, selling, purchasing or varying**

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option paid/re per un 5) |
|---|---|---|---|---|---|---|
| | | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5 |
|---|---|---|
| | | |

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (N |
|---|---|---|
| | | |

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

| Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting r future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referei none, this should be stated. |
|---|
| |

| |
|---|
| As previously notified, the direct holder of voting rights in the issuer relating to 15,415,027 shares (11.899%) i Investments Limited (**GIL**). Quill Securities Limited (**QSL**) has now acquired GIL from Rock Investment Holdings pl GIL is a controlled undertaking of QSL. QSL is a controlled undertaking of Uberior Ventures Limited (**UVL**). UVL is undertaking of Uberior Investments Plc (**UIP**). UIP is a controlled undertaking of The Governor and Company of t Scotland (**BOS**). BOS is a controlled undertaking of HBOS plc. |

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

| | |
|---|---|
| **Date of disclosure** | **19 July 2007** |
| **Contact name** | **Kenny Melville** |
| **Telephone number** | **0131 243 8671** |
| **Name of offeree/offeror with which associated** | **Quill Securities Limited** |
| **Specify category and nature of associate status** (Note 10) | **Concert Party** |

*Notes*

*The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

## Regulatory Announcement

Go to market news section

RECEIVED

Free annual report

2007 ... 15 ... 7

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- EMI Group plc |
| Released | 12:09 19-Jul-07 |
| Number | 5314A |

**FORM 8.3**

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

**(Rule 8.3 of the Takeover Code)**

## 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | EMI Group plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 14p |
| Date of dealing | 18 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

### (a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 3,179,362 | (0.392%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 3,179,362 | (0.392%) | | |

### (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and agreements to purchase/sell

Total

### (c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 24,385,117 | £2.620 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..........................................................................

N/A

..........................................................................

### Is a Supplemental Form 8 attached? (Note 9) NO

| | |
|---|---|
| Date of disclosure | 19 July 2007 |
| Contact name | Kenny Melville |
| Telephone number | 0131 243 8671 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

Free annual report

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- Reuters Group plc |
| Released | 15:32 23-Jul-07 |
| Number | 7074A |

FORM 8.3

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

## 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Reuters Group plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 25p |
| Date of dealing | 20 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

### (a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 26,146,801 | (2.072%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 26,146,801 | (2.072%) | | |

### (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and agreements to purchase/sell
Total

## (c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 693 | £6.336 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c) Options transactions in respect of existing securities

## (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

(Note 7)

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

**Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.**

..............................................................................

**N/A**

..............................................................................

### Is a Supplemental Form 8 attached? (Note 9) NO

| | |
|---|---|
| **Date of disclosure** | 23 July 2007 |
| **Contact name** | Kenny Melville |
| **Telephone number** | 0131 243 8671 |
| **If a connected EFM, name of offeree/offeror with which connected** | |
| **If a connected EFM, state nature of connection (Note 10)** | |

***Notes***

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- Civica plc |
| Released | 15:32 24-Jul-07 |
| Number | 7813A |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

**(Rule 8.3 of the Takeover Code)**

### 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Civica plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 5p |
| Date of dealing | 23 July 2007 |

### 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 3,980,382 | (6.328%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 3,980,382 | (6.328%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and agreements to purchase/sell

Total

## (c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 26,087 | £2.600 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c) Options transactions in respect of existing securities

## (i) Writing, selling, purchasing or varying

| Product name,e.g. call | Writing, selling, purchasing, | Number of securities to which the | Exercise price | Type, e.g. American, European | Expiry date | Option money paid/received |
|---|---|---|---|---|---|---|

| option | varying etc. option relates (Note 7) | etc. | per unit (Note 5) |
|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

**Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.**

..........................................................................

N/A

..........................................................................

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

| | |
|---|---|
| Date of disclosure | 24 July 2007 |
| Contact name | Kenny Melville |
| Telephone number | 0131 243 8671 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at [www.thetakeoverpanel.org.uk](http://www.thetakeoverpanel.org.uk)*

END

Close

# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8.3- Friends Provident |
| **Released** | 15:34 24-Jul-07 |
| **Number** | 7817A |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

**(Rule 8.3 of the Takeover Code)**

## 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Friends Provident plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 10p |
| Date of dealing | 23 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 25,136,682 | (1.169%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 25,136,682 | (1.169%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and agreements to purchase/sell
Total

## (c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 4,400 | £1.844 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name,e.g. call | Writing, selling, purchasing, | Number of securities to which the | Exercise price | Type, e.g. American, European | Expiry date | Option money paid/received |
|---|---|---|---|---|---|---|

| option | varying etc. | option relates (Note 7) | etc. | per unit (Note 5) |
|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

............................................................................

N/A

............................................................................

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

| | |
|---|---|
| Date of disclosure | 24 July 2007 |
| Contact name | Kenny Melville |
| Telephone number | 0131 243 8671 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

# Regulatory Announcement

Go to market news section

RECEIVED

2007 ... 15 A ... 17

| | |
|---|---|
| **Company** | HBOS Treasury Services PLC |
| **TIDM** | 64HJ |
| **Headline** | Publication of Final Terms |
| **Released** | 17:36 24-Jul-07 |
| **Number** | 7969A |

## Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 1st May 2007 ("the Programme"), was published on 4th May 2007 (Regulatory Announcement number 1416W).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

*USD 20,000,000 Floating Rate Notes due September 2012, ISIN No. XS0309856481*

http://www.rns-pdf.londonstockexchange.com/rns/7969a_-2007-7-24.pdf

For further information, please contact


HBOS Treasury Services plc

33 Old Broad Street

London EC2N 1HZ

Tel: +44 (020) 7574 8000

Fax: +44(020) 7574 8133

Attention: Legal Department


**DISCLAIMER – INTENDED ADDRESSEES**

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The instruments to which the Prospectus and Final Terms relates have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

Close

Free annual report

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8.3- Friends Provident |
| **Released** | 14:59 25-Jul-07 |
| **Number** | 8569A |

**FORM 8.3**

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
## (Rule 8.3 of the Takeover Code)

## 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Friends Provident plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 10p |
| Date of dealing | 24 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

### (a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 25,134,682 | (1.169%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 25,134,682 | (1.169%) | | |

### (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

### (c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 2,000 | £2.005 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

**Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.**

..........................................................................................
N/A
..........................................................................................

**Is a Supplemental Form 8 attached?** (Note 9) NO

| | |
|---|---|
| **Date of disclosure** | 25 July 2007 |
| **Contact name** | Kenny Melville |
| **Telephone number** | 0131 243 8671 |
| **If a connected EFM, name of offeree/offeror with which connected** | |
| **If a connected EFM, state nature of connection (Note 10)** | |

***Notes***

***The Notes on Form 8.3 can be viewed on the Takeover Panel's website at [www.thetakeoverpanel.org.uk](http://www.thetakeoverpanel.org.uk)***

END

Close

Free annual report

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- Reuters Group plc |
| Released | 15:09 25-Jul-07 |
| Number | 8586A |

FORM 8.3

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

## 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Reuters Group plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 25P |
| Date of dealing | 24 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 26,134,866 | (2.070%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 26,134,866 | (2.070%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

**(c) Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Transfer out | 11,935 | N/A |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..........................................................................

N/A

..........................................................................

**Is a Supplemental Form 8 attached? (Note 9)** NO

| | |
|---|---|
| **Date of disclosure** | 25July 2007 |
| **Contact name** | Kenny Melville |
| **Telephone number** | 0131 243 8671 |
| **If a connected EFM, name of offeree/offeror with which connected** | |
| **If a connected EFM, state nature of connection (Note 10)** | |

*Notes*

***The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk***

END

Close

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- ICI plc |
| Released | 15:10 25-Jul-07 |
| Number | 8590A |

FORM 8.3

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

## 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Imperial Chemical Industries plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary £1 |
| Date of dealing | 24 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

### (a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 18,940,691 | (1.584%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 18,940,691 | (1.584%) | | |

### (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and agreements to purchase/sell

Total

## (c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Transfer out | 4,894 | N/A |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c) Options transactions in respect of existing securities

## (i) Writing, selling, purchasing or varying

| Product name,e.g. call | Writing, selling, purchasing, | Number of securities to which the | Exercise price | Type, e.g. American, European | Expiry date | Option money paid/received |
|---|---|---|---|---|---|---|

| option | varying etc. | option relates (Note 7) | etc. | per unit (Note 5) |
|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..........................................................................

N/A

..........................................................................

**Is a Supplemental Form 8 attached?** (Note 9) NO

| | |
|---|---|
| Date of disclosure | 25 July 2007 |
| Contact name | Kenny Melville |
| Telephone number | 0131 243 8671 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- Resolution plc |
| Released | 15:13 25-Jul-07 |
| Number | 8591A |

**FORM 8.3**

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

**(Rule 8.3 of the Takeover Code)**

## 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 5p |
| Date of dealing | 24 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

### (a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 15,632,446 | (2.279%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 15,632,446 | (2.279%) | | |

### (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and agreements to purchase/sell

Total

## (c) Rights to subscribe (Note 3)

Class of relevant security: Details

## 3. DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Transfer out | 9,186 | N/A |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c) Options transactions in respect of existing securities

## (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

(Note 7)

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..........................................................................

N/A

..........................................................................

### Is a Supplemental Form 8 attached? (Note 9) NO

| | |
|---|---|
| Date of disclosure | 25 July 2007 |
| Contact name | Kenny Melville |
| Telephone number | 0131 243 8671 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

Free annual report

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8.3- ICI plc |
| **Released** | 15:18 26-Jul-07 |
| **Number** | 9430A |

**FORM 8.3**

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

**(Rule 8.3 of the Takeover Code)**

## 1. KEY INFORMATION

| | |
|---|---|
| **Name of person dealing (Note 1)** | HBOS plc and its subsidiaries |
| **Company dealt in** | Imperial Chemical Industries plc |
| **Class of relevant security to which the dealings being disclosed relate (Note 2)** | Ordinary £1 |
| **Date of dealing** | 25 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

### (a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | **Number** | **(%)** | **Number** | **(%)** |
| **(1) Relevant securities** | 18,867,968 | (1.578%) | | |
| **(2) Derivatives (other than options)** | | | | |
| **(3) Options and agreements to purchase/sell** | | | | |
| **Total** | 18,867,968 | (1.578%) | | |

### (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| **Class of relevant security:** | Long | | Short | |
|---|---|---|---|---|
| | **Number** | **(%)** | **Number** | **(%)** |
| **(1) Relevant securities** | | | | |
| **(2) Derivatives (other than options)** | | | | |

(3) Options and agreements to purchase/sell

Total

## (c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 68,920 | £6.078 |
| Purchase | 9,758 | £6.078 |
| Transfer out | 13,708 | N/A |
| Transfer in | 147 | N/A |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c) Options transactions in respect of existing securities

## (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..........................................................................

N/A

..........................................................................

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

| | |
|---|---|
| Date of disclosure | 26 July 2007 |
| Contact name | Kenny Melville |
| Telephone number | 0131 243 8671 |
| If a connected EFM, name of offeree/offeror with which connected | |

If a connected EFM, state nature of connection
(Note 10)

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- Resolution plc |
| Released | 15:22 26-Jul-07 |
| Number | 9440A |

FORM 8.3

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

## 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 5p |
| Date of dealing | 25 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

### (a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 14,506,148 | (2.115%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 14,506,148 | (2.115%) | | |

### (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and agreements to purchase/sell

Total

## (c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Transfer out | 25,733 | N/A |
| Sale | 112,001 | £6.148 |
| Purchase | 11,436 | £6.148 |
| Sale | 1,000,000 | £6.138 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c) Options transactions in respect of existing securities

## (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..........................................................................

N/A

..........................................................................

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

| | |
|---|---|
| Date of disclosure | 26 July 2007 |
| Contact name | Kenny Melville |
| Telephone number | 0131 243 8671 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection | |

(Note 10)

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- Friends Provident |
| Released | 15:34 26-Jul-07 |
| Number | 9471A |

**FORM 8.3**

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

**(Rule 8.3 of the Takeover Code)**

## 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Friends Provident plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 10p |
| Date of dealing | 25 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

### (a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 24,969,137 | (1.161%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 24,969,137 | (1.161%) | | |

### (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and agreements to purchase/sell

Total

## (c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 168,629 | £1.973 |
| Purchase | 3,084 | £1.973 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product | Writing, | Number of | Exercise | Type, e.g. | Expiry | Option |
|---|---|---|---|---|---|---|

| | | | | | |
|---|---|---|---|---|---|
| name, e.g. call option | selling, purchasing, varying etc. | securities to which the option relates (Note 7) | price | American, European etc. | date | money paid/received per unit (Note 5) |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

........................................................................................

N/A

........................................................................................

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

| | |
|---|---|
| Date of disclosure | 26 July 2007 |
| Contact name | Kenny Melville |
| Telephone number | 0131 243 8671 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at [www.thetakeoverpanel.org.uk](http://www.thetakeoverpanel.org.uk)*

END

Close

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- Friends Provident |
| Released | 11:36 27-Jul-07 |
| Number | 0033B |

Free annual report

**FORM 8.3**

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

**(Rule 8.3 of the Takeover Code)**

## 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Friends Provident plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 10p |
| Date of dealing | 26 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

### (a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 24,969,858 | (1.161%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 24,969,858 | (1.161%) | | |

### (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and agreements to purchase/sell

Total

## (c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Transfer in | 721 | N/A |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c) Options transactions in respect of existing securities

## (i) Writing, selling, purchasing or varying

| Product | Writing, | Number of | Exercise | Type, e.g. | Expiry | Option |
|---|---|---|---|---|---|---|

| name, e.g. call option | selling, purchasing, varying etc. | securities to which the option relates (Note 7) | price | American, European etc. | date | money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.........................................................................

N/A

.........................................................................

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

| | |
|---|---|
| Date of disclosure | 27 July 2007 |
| Contact name | Kenny Melville |
| Telephone number | 0131 243 8671 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

*Notes*

***The Notes on Form 8.3 can be viewed on the Takeover Panel's website at [www.thetakeoverpanel.org.uk](http://www.thetakeoverpanel.org.uk)***

END

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## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | HBOS Treasury Services PLC |
| **TIDM** | 64HJ |
| **Headline** | Publication of Final Terms |
| **Released** | 14:51 27-Jul-07 |
| **Number** | 0177B |

## Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 1st May 2007 ("the Programme"), was published on 4th May 2007 (Regulatory Announcement number 1416W).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

*EUR 8,500,000 Callable Zero Coupon Notes due 27 July 2037,*

*ISIN No. XS0312189003*

*http://www.rns-pdf.londonstockexchange.com/rns/0177b_-2007-7-27.pdf*

For further information, please contact

HBOS Treasury Services plc

33 Old Broad Street

London EC2N 1HZ

Tel: +44 (020) 7574 8000

Fax: +44(020) 7574 8133

Attention: Legal Department

## DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The instruments to which the Prospectus and Final Terms relates have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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## Regulatory Announcement

Go to market news section

RECEIVED

2007 08 15 A 10:43

Free annual report

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- Reuters Group plc |
| Released | 15:55 27-Jul-07 |
| Number | 0351B |

**FORM 8.3**

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

**(Rule 8.3 of the Takeover Code)**

## 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Reuters Group plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 25P |
| Date of dealing | 23 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

### (a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 26,110,534 | (2.068%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 26,110,534 | (2.068%) | | |

### (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and agreements to purchase/sell

Total

**(c) Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 1,000 | £6.341 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product | Writing, | Number of | Exercise | Type, e.g. | Expiry | Option |
|---|---|---|---|---|---|---|

| | | | | | |
|---|---|---|---|---|---|
| name, e.g. call option | selling, purchasing, varying etc. | securities to which the option relates (Note 7) | price | American, European etc. | date | money paid/received per unit (Note 5) |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.........................................................................

N/A

.........................................................................

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

| | |
|---|---|
| Date of disclosure | 27 July 2007 |
| Contact name | Kenny Melville |
| Telephone number | 0131 243 8671 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at* *www.thetakeoverpanel.org.uk*

END

Close

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- ICI plc |
| Released | 13:48 30-Jul-07 |
| Number | 1083B |

Free annual report

**FORM 8.3**

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

**(Rule 8.3 of the Takeover Code)**

## 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Imperial Chemical Industries plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary £1 |
| Date of dealing | 27 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

### (a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 18,937,066 | (1.584%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 18,937,066 | (1.584%) | | |

### (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and agreements to purchase/sell

Total

### (c) Rights to subscribe (Note 3)

| | |
|---|---|
| Class of relevant security: | Details |

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 18,535 | £5.890 |
| Purchase | 50,562 | £5.821 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

| Product | Writing, | Number of | Exercise | Type, e.g. | Expiry | Option |
|---|---|---|---|---|---|---|

| name, e.g. call option | selling, purchasing, varying etc. | securities to which the option relates (Note 7) | price | American, European etc. | date | money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

**(d) Other dealings (including new securities)** (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

**Agreements, arrangements or understandings relating to options or derivatives**

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..........................................................................

N/A

..........................................................................

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

| | |
|---|---|
| Date of disclosure | 30 July 2007 |
| Contact name | Kenny Melville |
| Telephone number | 0131 243 8671 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at [www.thetakeoverpanel.org.uk](http://www.thetakeoverpanel.org.uk)*

END

Close

# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8.3- Reuters Group plc |
| **Released** | 13:49 30-Jul-07 |
| **Number** | 1084B |

**FORM 8.3**

## DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

**(Rule 8.3 of the Takeover Code)**

## 1. KEY INFORMATION

| | |
|---|---|
| **Name of person dealing (Note 1)** | HBOS plc and its subsidiaries |
| **Company dealt in** | Reuters Group plc |
| **Class of relevant security to which the dealings being disclosed relate (Note 2)** | Ordinary 25P |
| **Date of dealing** | 27 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

**(a) Interests and short positions (following dealing) in the class of relevant security dealt in** (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 26,183,092 | (2.074%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 26,183,092 | (2.074%) | | |

**(b) Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and agreements to purchase/sell

Total

## (c) Rights to subscribe (Note 3)

Class of relevant security: Details

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 19,181 | £6.177 |
| Purchase | 53,377 | £6.187 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities

### (i) Writing, selling, purchasing or varying

Product Writing, Number of Exercise Type, e.g. Expiry Option

| name, e.g. call option | selling, purchasing, varying etc. | securities to which the option relates (Note 7) | price | American, European etc. | date | money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..........................................................................

N/A

..........................................................................

Is a Supplemental Form 8 attached? (Note 9) NO

| | |
|---|---|
| Date of disclosure | 30 July 2007 |
| Contact name | Kenny Melville |
| Telephone number | 0131 243 8671 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at [www.thetakeoverpanel.org.uk](www.thetakeoverpanel.org.uk)*

END

Close

Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- Friends Provident |
| Released | 13:50 30-Jul-07 |
| Number | 1087B |

FORM 8.3

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

## 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Friends Provident plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 10p |
| Date of dealing | 27 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

### (a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 25,070,508 | (1.166%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 25,070,508 | (1.166%) | | |

### (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and agreements to purchase/sell

Total

**(c) Rights to subscribe** (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

**(a) Purchases and sales**

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 5,857 | £1.729 |
| Purchase | 90,792 | £1.807 |
| Purchase | 4,000 | £1.782 |

**(b) Derivatives transactions (other than options)**

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

**(c) Options transactions in respect of existing securities**

**(i) Writing, selling, purchasing or varying**

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

## (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

## (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.........................................................................

N/A

.........................................................................

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

| | |
|---|---|
| Date of disclosure | 30 July 2007 |
| Contact name | Kenny Melville |
| Telephone number | 0131 243 8671 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection | |

(Note 10)

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

## Regulatory Announcement





| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- Resolution plc |
| Released | 13:52 30-Jul-07 |
| Number | 1089B |

**FORM 8.3**

# DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
**(Rule 8.3 of the Takeover Code)**

## 1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | HBOS plc and its subsidiaries |
| Company dealt in | Resolution plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary 5p |
| Date of dealing | 27 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

### (a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 10,494,422 | (1.530%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 10,494,422 | (1.530%) | | |

### (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

### (c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

## 3. DEALINGS (Note 4)

### (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 4,041,008 | £6.500 |
| Purchase | 29,281 | £6.495 |

### (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

### (c) Options transactions in respect of existing securities
### (i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...........................................................................

N/A

...........................................................................

**Is a Supplemental Form 8 attached?** (Note 9) **NO**

| | |
|---|---|
| **Date of disclosure** | 30 July 2007 |
| **Contact name** | Kenny Melville |
| **Telephone number** | 0131 243 8671 |
| **If a connected EFM, name of offeree/offeror with which connected** | |
| **If a connected EFM, state nature of connection (Note 10)** | |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

RECEIVED

2007 AUG 15 A 11:13

Free annual report

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Total Voting Rights |
| **Released** | 12:21 31-Jul-07 |
| **Number** | 2034B |

## HBOS plc

### VOTING RIGHTS AND CAPITAL

In conformity with the provisions of the Transparency Directive, HBOS plc hereby notifies that, as at today's date, HBOS plc's issued ordinary share capital consists of 3,735,218,205 shares of 25p each, of which 502,000 are held in Treasury.

Therefore, HBOS plc's total issued voting capital excluding shares held in Treasury is 3,734,716,205 ordinary shares of 25p each. This figure (3,734,716,205 ordinary shares) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, HBOS plc under the FSA's Disclosure and Transparency Rules.

END

Close

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8.3- Xansa plc |
| Released | 15:35 31-Jul-07 |
| Number | 2349B |

**FORM 8.3**

**DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE**

**(Rule 8.3 of the Takeover Code)**

## 1. KEY INFORMATION

| | |
|---|---|
| **Name of person dealing (Note 1)** | HBOS plc and its subsidiaries |
| **Company dealt in** | Xansa plc |
| **Class of relevant security to which the dealings being disclosed relate (Note 2)** | Ordinary 5p |
| **Date of dealing** | 30 July 2007 |

## 2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

### (a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 6,262,384 | (1.799%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 6,262,384 | (1.799%) | | |

### (b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and agreements to purchase/sell

Total

## (c) Rights to subscribe (Note 3)

Class of relevant security: Details

## 3. DEALINGS (Note 4)

## (a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 2,341,097 | £1.300 |

## (b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

## (c) Options transactions in respect of existing securities

## (i) Writing, selling, purchasing or varying

| Product name,e.g. call | Writing, selling, purchasing, | Number of securities to which the | Exercise price | Type, e.g. American, European | Expiry date | Option money paid/received |
|---|---|---|---|---|---|---|

| option | varying etc. option relates (Note 7) | etc. | per unit (Note 5) |
|---|---|---|---|

### (ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

### (d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

## 4. OTHER INFORMATION

### Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..........................................................................

N/A

..........................................................................

### Is a Supplemental Form 8 attached? (Note 9) NO

| | |
|---|---|
| Date of disclosure | 31 July 2007 |
| Contact name | Kenny Melville |
| Telephone number | 0131 243 8671 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

*Notes*

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk*

END

Close

Companies House
for the record

RECEIVED
2007 JUN 15 A 11:10

Please complete in typescript, or in bold black capitals.
CHWP000

# 88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

| | From | To |
|---|---|---|
| Day | 14 | |
| Month | 06 | |
| Year | 2007 | |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | | |
| Number allotted | 2,000 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share (including any share premium) | 655.00p | | |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

| Shareholder details (list joint allottees as one shareholder) | Shares and share class allotted | |
|---|---|---|
| Name(s): HSDL Nominees Limited<br>Address: Trinity Road, Halifax, West Yorkshire<br>UK Postcode HX1 2RG | Class of shares allotted<br>Ordinary | Number allotted<br>2,000 |
| Name(s)<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name(s)<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name(s)<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name(s)<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14/06/07

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

**Contact Details**

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

# 88(2)

(Revised 2005)

## Return of Allotment of Shares

| | |
|---|---|
| Company Number | SC218813 |
| Company name in full | HBOS plc |
| | |

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | 02 | 07 | 2007 | | | |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | | |
| Number allotted | 2,395 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share (including any share premium) | 730.5p | | |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

| | |
|---|---|
| Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing) | |

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

| Shareholder details (list joint allottees as one shareholder) | Shares and share class allotted | |
|---|---|---|
| Name(s) HSDL Nominees Limited<br>Address Trinity Road, Halifax, West Yorkshire<br>UK Postcode HX1 2RG | Class of shares allotted<br>Ordinary | Number allotted<br>2,395 |
| Name(s)<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name(s) HBOS plc<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name(s)<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name(s)<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2 JULY 2007

** A ~~director~~ / DEPUTY ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

**Contact Details**

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House

for the record

Please complete in typescript, or in bold black capitals.

CHWP000

# 88(2)

(Revised 2005)

## Return of Allotment of Shares

| | |
|---|---|
| Company Number | SC218813 |
| Company name in full | HBOS plc |

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | 04 | 07 | 2007 | | | |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | | |
| Number allotted | 2,400 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share (including any share premium) | 655.0p | | |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

| | |
|---|---|
| Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing) | |

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

| Shareholder details (list joint allottees as one shareholder) | Shares and share class allotted | |
|---|---|---|
| Name(s): HSDL Nominees Limited<br>Address: Trinity Road, Halifax, West Yorkshire<br>UK Postcode HX1 2RG | Class of shares allotted: Ordinary | Number allotted: 2,400 |
| Name(s):<br>Address:<br>UK Postcode | Class of shares allotted | Number allotted |
| Name(s): HBOS plc<br>Address:<br>UK Postcode | Class of shares allotted | Number allotted |
| Name(s):<br>Address:<br>UK Postcode | Class of shares allotted | Number allotted |
| Name(s):<br>Address:<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4/7/07

** A ~~director~~ / secretary / administrator / administrative receiver / ~~receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

**Contact Details**

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

# 88(2)

(Revised 2005)

## Return of Allotment of Shares

| | |
|---|---|
| Company Number | SC218813 |
| Company name in full | HBOS plc |

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | 05 | 07 | 2007 | | | |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | | |
| Number allotted | 7,000 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share (including any share premium) | 655.0p | | |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

| | |
|---|---|
| Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing) | |

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

| **Shareholder details** (list joint allottees as one shareholder) | **Shares and share class allotted** | |
|---|---|---|
| Name(s): HSDL Nominees Limited<br>Address: Trinity Road, Halifax, West Yorkshire<br>UK Postcode: HX1 2RG | Class of shares allotted: Ordinary | Number allotted: 7,000 |
| Name(s):<br>Address:<br>UK Postcode: | Class of shares allotted | Number allotted |
| Name(s): HBOS plc<br>Address:<br>UK Postcode: | Class of shares allotted | Number allotted |
| Name(s):<br>Address:<br>UK Postcode: | Class of shares allotted | Number allotted |
| Name(s):<br>Address:<br>UK Postcode: | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5/7/07

** ~~A director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

**Contact Details**
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House
for the record

# 88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

| | |
|---|---|
| Company Number | SC218813 |
| Company name in full | HBOS plc |

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | 06 | 07 | 2007 | | | |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | | |
| Number allotted | 6,501 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share (including any share premium) | 730.5p | | |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

| | |
|---|---|
| Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing) | |

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

| Shareholder details (list joint allottees as one shareholder) | Shares and share class allotted | |
|---|---|---|
| Name(s): HSDL Nominees Limited<br>Address: Trinity Road, Halifax, West Yorkshire<br>UK Postcode: HX1 2RG | Class of shares allotted: Ordinary | Number allotted: 6,501 |
| Name(s):<br>Address:<br>UK Postcode: | Class of shares allotted: | Number allotted: |
| Name(s): HBOS plc<br>Address:<br>UK Postcode: | Class of shares allotted: | Number allotted: |
| Name(s):<br>Address:<br>UK Postcode: | Class of shares allotted: | Number allotted: |
| Name(s):<br>Address:<br>UK Postcode: | Class of shares allotted: | Number allotted: |

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6/7/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

**Contact Details**

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

RECEIVED

# 88(2)

(Revised 2005)

## Return of Allotment of Shares

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

| | |
|---|---|
| Company Number | SC218813 |
| Company name in full | HBOS plc |

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | 12 | 07 | 2007 | | | |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | | |
| Number allotted | 684 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share (including any share premium) | 730.5p | | |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

| | |
|---|---|
| Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing) | |

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

## Names and addresses of the allottees

| Shareholder details (list joint allottees as one shareholder) | Shares and share class allotted | |
|---|---|---|
| | Class of shares allotted | Number allotted |
| Name(s): HSDL Nominees Limited<br>Address: Trinity Road, Halifax, West Yorkshire<br>UK Postcode: HX1 2RG | Ordinary | 684 |
| Name(s):<br>Address:<br>UK Postcode: | | |
| Name(s): HBOS plc<br>Address:<br>UK Postcode: | | |
| Name(s):<br>Address:<br>UK Postcode: | | |
| Name(s):<br>Address:<br>UK Postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 12 July 2007

** A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

**Contact Details**

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

# 88(2)

(Revised 2005)

## Return of Allotment of Shares

| | |
|---|---|
| Company Number | SC218813 |
| Company name in full | HBOS plc |

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 13 | 07 | 2007 | | | |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | | |
| Number allotted | 4,106 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share (including any share premium) | 730.5p | | |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

## Names and addresses of the allottees

| Shareholder details (list joint allottees as one shareholder) | Shares and share class allotted | |
|---|---|---|
| Name(s): HSDL Nominees Limited | Class of shares allotted | Number allotted |
| Address: Trinity Road, Halifax, West Yorkshire | Ordinary | 4,106 |
| UK Postcode HX1 2RG | | |
| Name(s) | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name(s): HBOS plc | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name(s) | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name(s) | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY Date 13 July 2007

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

**Contact Details**
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

BLUEPRINT OneWorld

# 288c

## CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

*Please complete in typescript, or in bold black capitals.*

CHFP010

**Company Number** SC218813

**Company Name in full** HBOS plc

**Changes of particulars form**

*Complete in all cases*

Date of change of particulars — Day 22 Month 06 Year 2007

Name — * Style / Title: Mr — * Honours etc:

Forename(s): Charles William

Surname: Dunstone

† Date of Birth — Day 21 Month 11 Year 1964

**Change of name** *(enter new name)*

Forename(s):

Surname:

**Change of usual residential address ††** *(enter new address)*

The Mound

Post town: EDINBURGH

County / Region:

Postcode: EH1 1YZ

Country: Scotland

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

**Other Change** *(please specify)*

**A serving director, secretary etc must sign the form below.**

* Voluntary details.
† Directors only.
** Delete as appropriate.

**Signed** [signature] **Date** 26/6/07

(**~~director~~/ secretary/ ~~administrator~~/ ~~administrative receiver~~/ ~~receiver-manager~~/ ~~receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel: 0131 243 5410
Fax: 0131 243 5516

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
for companies registered in England and Wales
**or**
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Companies House
for the record

# 169(1B)

## Return by a public company purchasing its own shares for holding-in-treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

*Please complete legibly in black type or bold block lettering*

Please do not write in the space below. For Inland Revenue use only.

£80370

**Company Number** SC218813

**Company Name in full** HBOS plc

**PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY**

**Note**
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

| | | | |
|---|---|---|---|
| Class of shares (*ordinary or preference etc*) | Ordinary | | |
| Number of shares | 1,500,000 | | |
| Date(s) shares delivered to the company | 20/04/2007 | | |

For each share:

| | | | |
|---|---|---|---|
| Nominal value | 25p | | |
| Maximum price paid | 1071.5675p | | |
| Minimum price paid | 1071.5675p | | |

The aggregate amount paid by the company for the shares to which this return relates was: £ 16,073,512.50

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 80,370.00

**PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985**

| | | | |
|---|---|---|---|
| Class of shares (*ordinary or preference etc*) | | | |
| Number of shares | | | |
| Nominal value of each share | | | |
| Date(s) shares delivered to the company | | | |

**Delete as appropriate

**Signed** [signature] **Date** 20/4/07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
for companies registered in England and Wales **or**
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
*for the record*

# 169(1B)

**Return by a public company purchasing its own shares for holding in treasury**

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

*Please complete legibly in black type or bold block lettering*

Please do not write in the space below. For Inland Revenue use only.

£53555

**Company Number** SC218813

**Company Name in full** HBOS plc

**PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY**

**Note** This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

| | | | |
|---|---|---|---|
| Class of shares (*ordinary or preference etc*) | Ordinary | | |
| Number of shares | 1,000,000 | | |
| Date(s) shares delivered to the company | 23/04/2007 | | |
| For each share: Nominal value | 25p | | |
| Maximum price paid | 1071.0411p | | |
| Minimum price paid | 1071.04115p | | |

The aggregate amount paid by the company for the shares to which this return relates was: £ 10,710,411.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 53,555.00

**PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985**

| | | | |
|---|---|---|---|
| Class of shares (*ordinary or preference etc*) | | | |
| Number of shares | | | |
| Nominal value of each share | | | |
| Date(s) shares delivered to the company | | | |

**Delete as appropriate

**Signed** [signature] **Date** 23|4|04

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~) Assistant

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
for companies registered in England and Wales **or**
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Y JO PJI

Companies House

*for the record*

# 169(1B)

## Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

*Please complete legibly, in black type or bold block lettering*

**Company Number** SC218813

**Company Name in full** HBOS plc

**PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY**

**Note:** This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number of shares | 900,000 | | |
| Date(s) shares delivered to the company | 24/04/2007 | | |
| For each share: Nominal value | 25p | | |
| Maximum price paid | 1069.2868p | | |
| Minimum price paid | 1069.2868p | | |

The aggregate amount paid by the company for the shares to which this return relates was: £ 9,623,581.20

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 48,118.00

£48120 (£2 cor)

**PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985**

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | | | |
| Number of shares | | | |
| Nominal value of each share | | | |
| Date(s) shares delivered to the company | | | |

**Delete as appropriate

**Signed** K Secretary **Date** 24\4\07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

**Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff**
for companies registered in England and Wales **or**
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
*for the record*

# 169(1B)

**Return by a public company purchasing its own shares for holding in treasury**

CHWP000 Pursuant to section 169(1B) of the Companies Act 1985

*Please complete legibly in black type or bold block lettering*

Please do not write in the space below. For Inland Revenue use only.

£26835 (£4 cR)

| | |
|---|---|
| **Company Number** | SC218813 |
| **Company Name in full** | HBOS plc |

**PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY**

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number of shares | 500,000 | | |
| Date(s) shares delivered to the company | 04/05/2007 | | |

For each share:

| | | | |
|---|---|---|---|
| Nominal value | 25p | | |
| Maximum price paid | 1073.24p | | |
| Minimum price paid | 1073.24p | | |

| | |
|---|---|
| The aggregate amount paid by the company for the shares to which this return relates was: | £ 5,366,200.00 |
| Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 | £ 26,831.00 |

**PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985**

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | | | |
| Number of shares | | | |
| Nominal value of each share | | | |
| Date(s) shares delivered to the company | | | |

**Delete as appropriate

**Signed** [signature] **Date** 16/5/07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange


Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
for companies registered in England and Wales or
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House

*for the record*

# 169(1B)

## Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

*Please complete legibly in black type or bold block lettering*

Please do not write in the space below. For Inland Revenue use only.

£17800

**Company Number** SC218813

**Company Name in full** HBOS plc

**PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY**

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number of shares | 330,000 | | |
| Date(s) shares delivered to the company | 08/05/2007 | | |
| For each share: Nominal value | 25p | | |
| Maximum price paid | 1078.64p | | |
| Minimum price paid | 1078.64p | | |

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 3,559,512.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 17,800.00

**PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985**

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | | | |
| Number of shares | | | |
| Nominal value of each share | | | |
| Date(s) shares delivered to the company | | | |

**Delete as appropriate

**Signed** [signature] **Date** 10-5-07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

**Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff**
for companies registered in England and Wales or
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

YCRPWA

# 169(1B)

Companies House
for the record

## Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

£26925

*Please complete legibly in black type or bold block lettering*

**Company Number** SC218813

**Company Name in full** HBOS plc

### PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number of shares | 500,000 | | |
| Date(s) shares delivered to the company | 11/05/2007 | | |
| For each share: Nominal value | 25p | | |
| Maximum price paid | 1076.82p | | |
| Minimum price paid | 1076.82p | | |

The aggregate amount paid by the company for the shares to which this return relates was: £ 5,384,100.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 26,925.00

### PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | | | |
| Number of shares | | | |
| Nominal value of each share | | | |
| Date(s) shares delivered to the company | | | |

**Delete as appropriate

**Signed** [signature] **Date** 16/5/07

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange


Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
for companies registered in England and Wales or
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

YVEYEG

Companies House
for the record

# 169(1B)

## Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

£26875

**Company Number** SC218813

**Company Name in full** HBOS plc

**PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY**

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | | |
| Number of shares | 500,000 | | |
| Date(s) shares delivered to the company | 14/05/2007 | | |
| For each share: Nominal value | 25p | | |
| Maximum price paid | 1074.97p | | |
| Minimum price paid | 1074.97p | | |

The aggregate amount paid by the company for the shares to which this return relates was: £ 5,374,850.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 26,875.00

**PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985**

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | | | |
| Number of shares | | | |
| Nominal value of each share | | | |
| Date(s) shares delivered to the company | | | |

**Delete as appropriate

**Signed** [signature] **Date** 16/5/07

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number
DX exchange

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
for companies registered in England and Wales **or**
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

YWDJOT

Companies House
for the record

# 169(1B)

**Return by a public company purchasing its own shares for holding in treasury**

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

*Please complete legibly in black type or bold block lettering*

Please do not write in the space below. For Inland Revenue use only.

£ 26740

**Company Number** SC218813

**Company Name in full** HBOS plc

**PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY**

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number of shares | 500,000 | | |
| Date(s) shares delivered to the company | 15/05/2007 | | |

For each share:

| | | | |
|---|---|---|---|
| Nominal value | 25p | | |
| Maximum price paid | 1069.49p | | |
| Minimum price paid | 1069.49p | | |

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 5,347,450.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 26,740.00

**PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985**

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | | | |
| Number of shares | | | |
| Nominal value of each share | | | |
| Date(s) shares delivered to the company | | | |

**Delete as appropriate

**Signed** [signature] **Date** 16/5/07

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
for companies registered in England and Wales **or**
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

YXCT12

# 169(1B)

**Return by a public company purchasing its own shares for holding in treasury**

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

*Please complete legibly in black type or bold block lettering*

Please do not write in the space below. For Inland Revenue use only

**Company Number** SC218813

**Company Name in full** HBOS plc

21,320

**PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY**

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | | |
| Number of shares | 400,000 | | |
| Date(s) shares delivered to the company | 16/05/2007 | | |
| For each share: Nominal value | 25p | | |
| Maximum price paid | 1065.95p | | |
| Minimum price paid | 1065.95p | | |

The aggregate amount paid by the company for the shares to which this return relates was: £ 4,263,800.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 21,320.00

**PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985**

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | | | |
| Number of shares | | | |
| Nominal value of each share | | | |
| Date(s) shares delivered to the company | | | |

**Delete as appropriate

**Signed** [signature] **Date** 16/5/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
for companies registered in England and Wales **or**
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**



YYAQXII

Companies House
*for the record*

# 169(1B)

**Return by a public company purchasing its own shares for holding in treasury**

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

*Please complete legibly in black type or bold block lettering*

Please do not write in the space below. For Inland Revenue use only.

£26,930

| | |
|---|---|
| **Company Number** | SC218813 |
| **Company Name in full** | HBOS plc |

**PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY**

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number of shares | 500,000 | | |
| Date(s) shares delivered to the company | 17/05/2007 | | |
| For each share: Nominal value | 25p | | |
| Maximum price paid | 1077.19p | | |
| Minimum price paid | 1077.19p | | |

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 5,385,950.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 26,930.00

**PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985**

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | | | |
| Number of shares | | | |
| Nominal value of each share | | | |
| Date(s) shares delivered to the company | | | |

**Delete as appropriate

**Signed** [signature] **Date** 16/5/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
**Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff**
for companies registered in England and Wales or
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

YYUCQK

# 169(1B)

Companies House

for the record

## Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

*Please complete legibly, in black type, or bold block lettering*

Please do not write In the space below. For Inland Revenue use only

£134 90

| | |
|---|---|
| Company Number | SC218813 |
| Company Name in full | HBOS plc |

**PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY**

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | | |
| Number of shares | 250,000 | | |
| Date(s) shares delivered to the company | 18/05/2007 | | |
| For each share: | | | |
| Nominal value | 25p | | |
| Maximum price paid | 1079.15p | | |
| Minimum price paid | 1079.15p | | |

| | |
|---|---|
| The aggregate amount paid by the company for the shares to which this return relates was: | £ 2,697,875.00 |
| Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 | £ 13,490.00 |

**PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985**

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | | | |
| Number of shares | | | |
| Nominal value of each share | | | |
| Date(s) shares delivered to the company | | | |

**Delete as appropriate

Signed [signature] Date 16/5/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange


Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

**Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff**
for companies registered in England and Wales or
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

YZR5ET

Companies House

for the record

# 169(1B)

## Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

£270.10

*Please complete legibly in black type or bold block lettering*

**Company Number** SC218813

**Company Name in full** HBOS plc

**PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY**

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number of shares | 500,000 | | |
| Date(s) shares delivered to the company | 21/05/2007 | | |
| For each share: | | | |
| Nominal value | 25p | | |
| Maximum price paid | 1080.32p | | |
| Minimum price paid | 1080.32p | | |

The aggregate amount paid by the company for the shares to which this return relates was: £ 5,401,600.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 27,010.00

**Note**
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

**PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985**

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | | | |
| Number of shares | | | |
| Nominal value of each share | | | |
| Date(s) shares delivered to the company | | | |

**Delete as appropriate

**Signed** [signature] **Date** 31/05/07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
for companies registered in England and Wales or
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
for the record

# 169(1B)

## Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

£26765

*Please complete legibly in black type or bold block lettering*

**Company Number** SC218813

**Company Name in full** HBOS plc

**PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY**

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | | |
| Number of shares | 500,000 | | |
| Date(s) shares delivered to the company | 22/05/2007 | | |

For each share:

| | | | |
|---|---|---|---|
| Nominal value | 25p | | |
| Maximum price paid | 1070.5p | | |
| Minimum price paid | 1070.5p | | |

The aggregate amount paid by the company for the shares to which this return relates was: £ 5,352,500.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 26,765.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

**PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985**

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | | | |
| Number of shares | | | |
| Nominal value of each share | | | |
| Date(s) shares delivered to the company | | | |

**Delete as appropriate

**Signed** [signature] **Date** 30/05/07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number
DX exchange

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

**Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff**
for companies registered in England and Wales or
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
for the record

# 169(1B)

## Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

*Please complete legibly in black type or bold block lettering*

Please do not write in the space below. For Inland Revenue use only.

£26725

| | |
|---|---|
| **Company Number** | SC218813 |
| **Company Name in full** | HBOS plc |

**PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY**

**Note** This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

| | | | |
|---|---|---|---|
| Class of shares (*ordinary or preference etc*) | Ordinary | | |
| Number of shares | 500,000 | | |
| Date(s) shares delivered to the company | 24/05/2007 | | |
| For each share: Nominal value | 25p | | |
| Maximum price paid | 1069.0p | | |
| Minimum price paid | 1069.0p | | |

The aggregate amount paid by the company for the shares to which this return relates was: £ 5,345,000.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 26,725.00

**PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985**

| | | | |
|---|---|---|---|
| Class of shares (*ordinary or preference etc*) | | | |
| Number of shares | | | |
| Nominal value of each share | | | |
| Date(s) shares delivered to the company | | | |

**Delete as appropriate

**Signed** [signature] **Date** 30/05/07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
for companies registered in England and Wales or
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
for the record

# 169(1B)

## Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

£133.60

*Please complete legibly in black type or bold block lettering*

**Company Number** SC218813

**Company Name in full** HBOS plc

**PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY**

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | | |
| Number of shares | 250,000 | | |
| Date(s) shares delivered to the company | 25/05/2007 | | |

| For each share: | | | |
|---|---|---|---|
| Nominal value | 25p | | |
| Maximum price paid | 1068.48p | | |
| Minimum price paid | 1068.48p | | |

The aggregate amount paid by the company for the shares to which this return relates was: £ 2,671,200.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 13,360.00

**PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985**

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | | | |
| Number of shares | | | |
| Nominal value of each share | | | |
| Date(s) shares delivered to the company | | | |

**Delete as appropriate

**Signed** [signature] **Date** 30 10 07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
**Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff**
for companies registered in England and Wales or
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

# 169(1B)

## Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

*Please complete legibly in black type or bold block lettering*

Please do not write in the space below. For Inland Revenue use only.

£26790

**Company Number** SC218813

**Company Name in full** HBOS plc

**PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY**

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number of shares | 500,000 | | |
| Date(s) shares delivered to the company | 30/05/2007 | | |

For each share:

| | | | |
|---|---|---|---|
| Nominal value | 25p | | |
| Maximum price paid | 1071.49p | | |
| Minimum price paid | 1071.49p | | |

The aggregate amount paid by the company for the shares to which this return relates was: £ 5,357,450.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 26,790.00

**Note** This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

**PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985**

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | | | |
| Number of shares | | | |
| Nominal value of each share | | | |
| Date(s) shares delivered to the company | | | |

**Signed** [signature] **Date** 30/05/07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
for companies registered in England and Wales **or**
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

# 169A(2)

## Return by a public company cancelling or selling or transferring shares from treasury

CHWP000

Pursuant to section 169A(2) of the Companies Act 1985

*Please complete legibly in black type or bold block lettering*

Please do not write in the space below. For Inland Revenue use only.

**Company Number** SC218813

**Company Name in full** HBOS plc

### TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number of shares cancelled | 10,000,000 | | |
| Nominal value of each share | 25p | | |
| Date(s) shares were cancelled | 24/04/2007 | | |

**Note**
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

### TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | | | |
| Number of shares sold or transferred | | | |
| Nominal value of each share | | | |
| Date(s) shares were sold or transferred | | | |

**Delete as appropriate

**Signed** [signature] **Date** 24/4/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

**Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff**
for companies registered in England and Wales **or**
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

BLUEPRINT OneWorld

# 288c

## CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

*Please complete in typescript, or in bold black capitals*

CHFP010

**Company Number** SC218813

**Company Name in full** HBOS plc

**Changes of particulars form**

*Complete in all cases* Date of change of particulars

| Day | Month | Year |
|---|---|---|
| 2 2 | 0 6 | 2 0 0 7 |

**Name** * Style / Title: Mr * Honours etc:

Forename(s): Charles William

Surname: Dunstone

† Date of Birth

| Day | Month | Year |
|---|---|---|
| 2 1 | 1 1 | 1 9 6 4 |

**Change of name** *(enter new name)* Forename(s):

Surname:

**Change of usual residential address ††** *(enter new address)* The Mound

Post town: EDINBURGH

County / Region: Postcode: EH1 1YZ

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

Country: Scotland

**Other Change** *(please specify)*

**A serving director, secretary etc must sign the form below**

**Signed** [signature] **Date** 26/6/07

* Voluntary details
† Directors only
** Delete as appropriate

(**~~director~~/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel: Tel 0131 243 5410 Fax 0131 243 5516

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at
**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
for companies registered in England and Wales
**or**
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland **DX 235 Edinburgh**



Form April 2002

END